UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Fourth Quarter and Full Year 2019

Operating and Financial Results

Mexico City, Mexico, February 13, 2020— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the fourth quarter and full year 2019.

Full year 2019 Summary

▪	Ps.1,357 in Capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments in 2019.

▪	During 2019, we inaugurated the expansion and remodeling of the San Luis Potosí and Chihuahua airports terminal buildings.

▪	Passenger traffic grew 7.4%, reaching 23.2 million passengers.

▪	In 2019, 46 new routes began to operate, of which, 30 were domestic and 16 were international. Net opening of routes was 33.

4Q19 Summary

▪	Capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments were Ps. 491 million for the quarter.

▪	Passenger traffic grew 7.6%, reaching 6.0 million passengers.

Chief Financial Officer Ruffo Pérez Pliego del Castillo +52 (81) 8625 4300 rperezpliego@oma.aero	www.oma.aero	Investor Relations: Luis Emmanuel Camacho Thierry +52 (81) 8625 4308 ecamacho@oma.aero

OMA will hold its 4Q19 earnings conference call on February 14, 2020 at 11 am Eastern time, 10 am Mexico City time.

Call 1-877-407-9208 toll-free from the U.S. or 1-201-493-6784 from outside the U.S. The conference ID is 13698701. The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

4Q19 Operating Results

Operations, Passengers, and Cargo

22 routes were opened during the quarter, including 13 domestic and 9 international routes, while 6 routes were cancelled. The number of available seats offered increased 8.0% compared to 4Q18.

Total passenger traffic increased 7.6%. Of total traffic, 88.2% was domestic and 11.8% was international.

Domestic passenger traffic increased 7.3%. Twelve airports increased traffic. The airports with the largest increases were:

▪	Monterrey (+3.0%), mainly on the Mexico City, Tijuana and Cancún routes.

▪	Ciudad Juarez (+14.3%), on its Mexico City and Bajío routes.

▪	Mazatlán (+23.6%), mainly on its Tijuana route.

▪	Acapulco (+25.3%), on its Mexico City route.

International passenger traffic increased 9.6%. Eleven airports recorded increases in international traffic, led by Monterrey (+6.4%), as a result of increased traffic on its Las Vegas and Houston routes; and Durango (+98.9%) due to increased traffic on its Dallas route.

Commercial Operations

OMA implemented 24 commercial initiatives in the quarter. The commercial space occupancy rate in the passenger terminals was 97.2%.

Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 88.1% occupancy rate, an increase of 2.8 percentage points compared to 4Q18. The average room rate was Ps.2,366 per night.

▪	The Hilton Garden Inn had a 76.4% occupancy rate, an increase of 0.9 percentage points, with an average room rate of Ps.2,193 per night.

Freight Logistics Services

▪	OMA Carga’s revenues grew 12.0% as a result of operation of cargo with higher commercial value. During the quarter, handled freight decreased 2.6% to 7,602 metric tons versus 4Q18.

Industrial Services

▪	OMA VYNMSA Aero Industrial Park: Revenues reached Ps. 11.0 million, an increase of 31%, due to greater rental income as result of expansions built at the request of customers.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 10.0%.

Non-aeronautical revenues increased 9.8%. Non-aeronautical revenue per passenger was Ps.79.5.

Commercial revenues increased 10.2%. The line items with the largest increases were:

▪	Parking, +12.0%, as a result of growth in the number of users and an increase in long-stay operations, mainly in the Monterrey, Ciudad Juárez and Chihuahua airports.

▪	Restaurants, +17.6%, due to the start of operations of new restaurants in airports with new and/or renewed commercial areas along 2019, such as Chihuahua and San Luis Potosí; as well as renewals with better terms in several airports.

▪	Car rental, +10.8%, due to the implementation of 15 initiatives along 2019, as well as several openings, which generated additional revenues in the quarter.

▪	VIP lounges, +30.4%, derived from a higher penetration rate and passenger traffic growth.

Diversification revenues grew 7.0%, mainly due to higher revenues from OMA Carga, hotel services and industrial services.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) decreased 3.4%, mainly due to lower payroll expenses and basic services. These savings were partially offset by an increase in minor maintenance cost. Additionally, the adoption of IFRS 16 (“Leases”) generated a reduction of Ps.2.0 million in rents, included in other costs and expenses, as well as a decrease of Ps.7.1 million in cost of hotel services.

The major maintenance provision was Ps.133.8 million. The outstanding balance of the maintenance provision was Ps. 954 million.

The airport concession tax increased 13.4% as a result of the growth in revenues, while the technical assistance fee decreased 19.2%. Effective January, 2019, technical assistance fee is equal to 3% of EBITDA from airport concessions before technical assistance, compared to the 4% applicable during 2018.

As a result of the foregoing, total operating costs and expenses decreased 14.1%. Excluding construction costs, total costs and operating expenses increased 9.8%.

Operating Income and Adjusted EBITDA

Operating income rose 10.0% to Ps.1,165 million, with an operating margin of 51.5%.

Adjusted EBITDA increased 15.2%, with an Adjusted EBITDA margin of 73.2%.

Financing Income, Taxes, and Net Income

Financing Expense was Ps.118 million.

Taxes were Ps. 286 million, and the effective tax rate was 27.3%.

Consolidated net income decreased 7.1% to Ps.761 million.

Earnings per share, based on net income of the controlling interest, decreased 6.6% to Ps. 1.94; earnings per ADS decreased 2.7% to US$0.82. Each ADS represents eight Series B shares.

MDP and Strategic Investments

Capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.491 million, comprised of Ps. 348 million in improvements to concessioned assets, Ps. 118 million in major maintenance, Ps. 23 million in strategic investments and Ps. 2 million in other concepts.

The most important investment expenditures included:

Debt

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

In 2019, cash flows from operating activities increased 1.0% to Ps.3,747 million, compared to same period of 2018.

Investing activities used cash of Ps. 982 million in 2019. Outflows included Ps.1,086 million for improvements to concessioned assets and Ps.87 million for acquisition of property, plant and equipment.

Financing activities generated an outflow of Ps.2,247 million, mainly due to the dividend paid of Ps.1,599 million, as well as interest payments totaling Ps.327 million and the repurchase of shares for a total of Ps.244 million.

Cash increased Ps.518 million, to Ps.3,430 million as of December 31, 2019.

Material Events

Monterrey International Airport Expansion Project: On November 8, 2019, OMA started the Monterrey International Airport Expansion Project. The investment to be executed between 2019 and 2025 is approximately Ps.4,245 million. After this expansion, the Monterrey airport will have a capacity of up to 16.5 million passengers, strengthening itself as the most important connection center in the north of Mexico.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Comprehensive Income

(Thousands of Pesos)

	4Q18	4Q19	% Var	2018	2019	% Var
Revenues						
Aeronautical Revenues	1,311,544	1,442,325	10.0	5,140,052	5,752,662	11.9
Non-Aeronautical Revenues	430,626	472,953	9.8	1,625,497	1,819,605	11.9
Aeronautical Revenues + Non-Aeronautical Revenues	**1,742,170**	**1,915,278**	**9.9**	**6,765,549**	**7,572,267**	**11.9**
Construction Revenues	278,897	347,839	24.7	1,141,505	954,834	(16.4)
Total Revenues	**2,021,067**	**2,263,117**	**12.0**	**7,907,054**	**8,527,101**	**7.8**
Operating Costs						
Cost of Services	234,829	237,965	1.3	977,896	954,207	(2.4)
Administrative Expenses	163,365	145,726	(10.8)	563,151	542,664	(3.6)
Major Maintenance Provision	64,881	133,812	106.2	248,636	292,324	17.6
Construction Costs	278,897	347,839	24.7	1,141,505	954,834	(16.4)
Concession Taxes	82,167	93,164	13.4	319,180	363,561	13.9
Technical Assistance Fee	44,635	36,076	(19.2)	172,610	150,108	(13.0)
Depreciation and Amortization	93,802	104,019	10.9	351,745	415,252	18.1
Other expenses (Revenues) - Net	(214)	(103)	(51.9)	(205)	(1,155)	463.4
Total Operating Costs and Expenses	**962,362**	**1,098,498**	**14.1**	**3,774,518**	**3,671,795**	**(2.7)**
Operating Income	**1,058,705**	**1,164,619**	**10.0**	**4,132,536**	**4,855,306**	**17.5**
Operating Margin (%)	52.4%	51.5%		52.3%	56.9%	
Financing (Expense) Income:						
Interest Income	94,892	41,468	(56.3)	194,091	171,236	(11.8)
Interest (Expense)	(81,528)	(95,721)	17.4	(325,557)	(376,008)	15.5
Exchange Gain (Loss) - Net	6,583	(63,546)	n.a.	(15,488)	(50,878)	228.5
Total Financing (Expense) Income	**19,947**	**(117,799)**	**n.a.**	**(146,954)**	**(255,650)**	**74.0**
Income before Taxes	**1,078,652**	**1,046,820**	(3.0)	**3,985,582**	**4,599,656**	15.4
Income Tax	**259,433**	**285,794**	**10.2**	**1,121,403**	**1,372,222**	**22.4**
Consolidated Net Income	**819,219**	**761,026**	**(7.1)**	**2,864,179**	**3,227,434**	**12.7**
Other Comprehensive Income:						
Actuarial Gains (Losses)	24,173	(12,835)	n.a.	24,173	(12,835)	n.a.
Deferred Tax Effect	(4)	3,850	n.a.	(4)	3,850	n.a.
Consolidated Comprehensive Income	**843,388**	**752,042**	**(10.8)**	**2,888,348**	**3,218,450**	**11.4**
Consolidated Net Income attributable to:						
Non-Controlling Interest	3,420	2,974	(13.0)	12,357	7,636	(38.2)
Controlling Interest	815,799	758,052	(7.1)	2,851,822	3,219,798	12.9
Consolidated Comprehensive Income attributable to:						
Non-Controlling Interest	3,420	2,974	(13.0)	12,357	7,636	(38.2)
Controlling Interest	839,968	749,068	(10.8)	2,875,991	3,210,814	11.6
Weighted Average Shares Outstanding	393,446,466	391,493,584		393,446,466	392,736,827	
EPS (Ps.)	2.07	1.94	(6.6)	7.25	8.20	13.1
EPADS (US$)	0.84	0.82	(2.7)	2.95	3.48	17.8
EBITDA	**1,152,507**	**1,268,638**	**10.1**	**4,484,281**	**5,270,558**	**17.5**
EBITDA Margin (%)	57.0%	56.1%		56.7%	61.8%	
Adjusted EBITDA	**1,217,388**	**1,402,450**	**15.2**	**4,732,917**	**5,562,882**	**17.5**
Adjusted EBITDA Margin (%)	69.9%	73.2%		70.0%	73.5%

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. The exchange rates used to convert foreign currency amounts were Ps. 19.6566 as of December 31, 2018 and Ps. 18.8727 as of December 31, 2019.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero

●	Twitter http://twitter.com/OMAeropuertos

●	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated February 14, 2020